Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AMN Healthcare Services, Inc.:

We consent to the use of our reports dated March 9, 2012, with respect to the consolidated balance sheets of AMN Healthcare Services, Inc. (the Company) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule of valuation and qualifying accounts, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference.

/s/  KPMG LLP

San Diego, California

April 20, 2012